UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 12, 2025 announcing the registrant's strategic partnership with Google Cloud for digital transformation in Türkiye.

Istanbul, November 12, 2025

Turkcell Announces Strategic Partnership with Google Cloud for Digital Transformation in Türkiye

Turkcell and its subsidiaries (“Turkcell Group”) have entered into a strategic partnership with Google and its subsidiaries (“Google Cloud”), a joint effort to deliver Google Cloud services to customers across industries, with a focus on organizations doing business and to accelerate cloud adoption in Türkiye. As part of this partnership, Turkcell will collaborate with Google Cloud to deliver the infrastructure required for a planned new Google Cloud region in Türkiye - estimated to become operational during the 2028 - 2029 timeframe - which will expand Turkcell’s data center portfolio. The new region will consist of three or more zones.

As a trusted Google Cloud partner, Turkcell will build on its strong role as a leading provider of cloud infrastructure and services, and will also act as a reseller of Google Cloud services in the market. This will deepen support for organizations of all sizes and industries across Türkiye to accelerate their transition to the cloud and fully leverage its benefits. The new cloud region will provide local infrastructure in Türkiye, giving customers greater control over their data location and helping them address local data residency needs.

The new cloud region aims to strengthen Türkiye’s digital ecosystem by providing high-performance, low-latency Google Cloud services. It will unlock advanced capabilities across data analytics, application modernization, cybersecurity, and digital business solutions—empowering organizations across industries to innovate, scale, and operate more efficiently. This will include access to cutting-edge technologies and is designed to meet increasing demand for cloud and artificial intelligence (AI) services.

This milestone underscores Turkcell’s commitment to accelerating Türkiye’s digital transformation, while strengthening its role in establishing the country as a regional hub for digital and AI innovation. As part of Turkcell's strategic growth projections, Turkcell expects its data center capacity to increase by more than double by the end of 2032 and Turkcell targets a sixfold increase in its data center and cloud revenues in USD terms over the same period.

Turkcell projects that its investment in connection with this partnership will be 1 billion USD by the end of 2032.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

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Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Forward-looking statements can generally be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe” and “continue.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward- looking statements, see our Annual Report on Form 20-F for 2024 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 12, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 12, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer